SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to Rules 13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to Rule 13d-2(b)

(Amendment No. 19)*

OLD DOMINION FREIGHT LINE, INC.

(Name of Issuer)

Common Stock (par value $0.10 per share)

(Title of Class of Securities)

679580100

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 679580100
1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Earl E. Congdon
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 1,714,317 (See Item 4)
	6.	SHARED VOTING POWER 210,937 (See Item 4)
	7.	SOLE DISPOSITIVE POWER 1,714,317 (See Item 4)
	8.	SHARED DISPOSITIVE POWER 210,937 (See Item 4)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,925,254
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.4%
12.	TYPE OF REPORTING PERSON IN (See Item 4)

Page 2 of 13 pages

CUSIP No. 679580100
1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Earl E. Congdon Trust - 1990
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 850,302 (See Item 4)
	6.	SHARED VOTING POWER -0- (See Item 4)
	7.	SOLE DISPOSITIVE POWER 850,302 (See Item 4)
	8.	SHARED DISPOSITIVE POWER -0- (See Item 4)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 850,302
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.5%
12.	TYPE OF REPORTING PERSON OO (See Item 4)

Page 3 of 13 pages

CUSIP No. 679580100
1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 1998 Earl E. Congdon Family Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER -0- (See Item 4)
	6.	SHARED VOTING POWER 210,937 (See Item 4)
	7.	SOLE DISPOSITIVE POWER -0- (See Item 4)
	8.	SHARED DISPOSITIVE POWER 210,937 (See Item 4)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 210,937
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.4%
12.	TYPE OF REPORTING PERSON OO (See Item 4)

Page 4 of 13 pages

CUSIP No. 679580100
1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Earl E. Congdon Grantor Retained Annuity Trust – 2010
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 833,334 (See Item 4)
	6.	SHARED VOTING POWER -0- (See Item 4)
	7.	SOLE DISPOSITIVE POWER 833,334 (See Item 4)
	8.	SHARED DISPOSITIVE POWER -0- (See Item 4)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 833,334
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.5%
12.	TYPE OF REPORTING PERSON OO (See Item 4)

Page 5 of 13 pages

CUSIP No. 679580100
1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) John R. Congdon
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 2,428,297 (See Item 4)
	6.	SHARED VOTING POWER 210,937 (See Item 4)
	7.	SOLE DISPOSITIVE POWER 2,428,297 (See Item 4)
	8.	SHARED DISPOSITIVE POWER 210,937 (See Item 4)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,639,234
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.7%
12.	TYPE OF REPORTING PERSON IN (See Item 4)

Page 6 of 13 pages

CUSIP No. 679580100
1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) John R. Congdon Revocable Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 1,531,074 (See Item 4)
	6.	SHARED VOTING POWER -0- (See Item 4)
	7.	SOLE DISPOSITIVE POWER 1,531,074 (See Item 4)
	8.	SHARED DISPOSITIVE POWER -0- (See Item 4)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,531,074
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.7%
12.	TYPE OF REPORTING PERSON OO (See Item 4)

Page 7 of 13 pages

CUSIP No. 679580100
1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) John R. Congdon 2009 GRAT
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 76,654 (See Item 4)
	6.	SHARED VOTING POWER -0- (See Item 4)
	7.	SOLE DISPOSITIVE POWER 76,654 (See Item 4)
	8.	SHARED DISPOSITIVE POWER -0- (See Item 4)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,654
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%
12.	TYPE OF REPORTING PERSON OO (See Item 4)

Page 8 of 13 pages

CUSIP No. 679580100
1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) John R. Congdon 2010 GRAT
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 820,569 (See Item 4)
	6.	SHARED VOTING POWER -0- (See Item 4)
	7.	SOLE DISPOSITIVE POWER 820,569 (See Item 4)
	8.	SHARED DISPOSITIVE POWER -0- (See Item 4)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 820,569
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.5%
12.	TYPE OF REPORTING PERSON OO (See Item 4)

Page 9 of 13 pages

CUSIP No. 679580100

Item 1.	(a)	Name of Issuer:

Old Dominion Freight Line, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

500 Old Dominion Way Thomasville, NC 27360

Item 2.	(a)	Name of Persons Filing:

		(i)	Earl E. Congdon

		(ii)	Earl E. Congdon Trust - 1990

		(iii)	1998 Earl E. Congdon Family Trust

		(iv)	Earl E. Congdon Grantor Retained Annuity Trust – 2010

		(v)	John R. Congdon

		(vi)	John R. Congdon Revocable Trust

		(vii)	John R. Congdon 2009 GRAT

		(viii)	John R. Congdon 2009 GRAT

	(b)	Address of Principal Business Office or, if None, Residence:

As to (i), (ii) and (iv): 20 Harborage Isle Fort Lauderdale, FL 33316 As to (iii) and (v) through (viii): 7511 Whitepine Road Richmond, VA 23237

	(c)	Citizenship:

(i) and (v) USA (ii) and (iv) Florida (iii) and (vi) through (viii) Virginia

	(d)	Title of Class of Securities:

Common Stock ($0.10 par value)

	(e)	CUSIP Number:

679580100

Item 3.	If this Statement Is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable. This is a joint filing by the persons identified in Item 2, above, pursuant to Rules 13d-1(d) and Rule 13d-1(k), but is not a group filing.

Page 10 of 13 pages

CUSIP No. 679580100

Item 4.	Ownership.

The securities reported herein are beneficially owned by Earl E. Congdon, the Earl E. Congdon Trust – 1990 (formerly reported as the Earl E. Congdon Revocable Trust), the 1998 Earl E. Congdon Family Trust, the Earl E. Congdon Grantor Retained Annuity Trust – 2010, John R. Congdon, the John R. Congdon Revocable Trust, the John R. Congdon 2009 GRAT and the John R. Congdon 2010 GRAT.

As of December 31, 2010, Earl E. Congdon has sole voting and dispositive power with respect to 30,681 shares (0.1%) held by Earl E. Congdon in his 401(k) plan, 850,302 shares (1.5%) held by the Earl E. Congdon Trust - 1990 and 833,334 shares (1.5%) held by the Earl E. Congdon Grantor Retained Annuity Trust - 2010. He shares voting and dispositive power with respect to 210,937 shares (0.4%) owned by the 1998 Earl E. Congdon Family Trust. As of December 31, 2010, Earl E. Congdon’s wife beneficially owns directly and indirectly an additional 521,437 shares (0.9%) of the Issuer’s Common Stock, and the Earl E. Congdon GRAT Remainder Trust beneficially owns directly an additional 430,651 shares (0.8%) of the Issuer’s Common Stock, not included in this Schedule 13G/A, with respect to all of which shares Earl E. Congdon disclaims beneficial ownership.

As of December 31, 2010, Earl E. Congdon as trustee and grantor of the Earl E. Congdon Trust - 1990 has sole voting and dispositive power with respect to 850,302 shares (1.5%) of the Issuer’s Common Stock held by the Earl E. Congdon Trust - 1990.

As of December 31, 2010, the 1998 Earl E. Congdon Family Trust has sole voting and dispositive power with respect to 210,937 shares (0.4%) of the Issuer’s Common Stock. Because John R. Congdon is the trustee, ownership is reported as shared.

As of December 31, 2010, Earl E. Congdon as trustee and grantor of the Earl E. Congdon Grantor Retained Annuity Trust – 2010 has sole voting and dispositive power with respect to 833,334 shares (1.5%) of the Issuer’s Common Stock held by the Earl E. Congdon Grantor Retained Annuity Trust – 2010.

As of December 31, 2010, John R. Congdon has sole voting and dispositive power with respect to 1,531,074 shares (2.7%) held by the John R. Congdon Revocable Trust, 76,654 shares (0.1%) held by the John R. Congdon 2009 GRAT and 820,569 shares (1.5%) owned by the John R. Congdon 2010 GRAT. He shares voting and dispositive power with respect to the 210,937 shares (0.4%) owned by the 1998 Earl E. Congdon Family Trust, totaling 2,639,234 shares (4.7%) of the Issuer’s Common Stock.

As of December 31, 2010, John R. Congdon as trustee and grantor of the John R. Congdon Revocable Trust has sole voting and dispositive power with respect to 1,531,074 shares (2.7%) of the Issuer’s Common Stock held by the John R. Congdon Revocable Trust.

As of December 31, 2010, John R. Congdon as trustee and grantor of the John R. Congdon 2009 GRAT has sole voting and dispositive power with respect to 76,654 shares (0.1%) of the Issuer’s Common Stock held by the John R. Congdon 2009 GRAT.

As of December 31, 2010, John R. Congdon as trustee and grantor of the John R. Congdon 2010 GRAT has sole voting and dispositive power with respect to 820,569 shares (1.5%) of the Issuer’s Common Stock held by the John R. Congdon 2010 GRAT.

	(a)	Amount beneficially owned:

		(i)	1,925,254

		(ii)	850,302

		(iii)	210,937

		(iv)	833,334

		(v)	2,639,234

		(vi)	1,531,074

		(vii)	76,654

		(viii)	820,569

	(b)	Percent of class:

		(i)	3.4%

		(ii)	1.5%

		(iii)	0.4%

		(iv)	1.5%

		(v)	4.7%

		(vi)	2.7%

		(vii)	0.1%

		(viii)	1.5%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote

			(i)	1,714,317

			(ii)	850,302

			(iii)	-0-

			(iv)	833,334

			(v)	2,428,297

			(vi)	1,531,074

			(vii)	76,654

			(viii)	820,569

		(ii)	Shared power to vote or to direct the vote

			(i)	210,937

			(ii)	-0-

			(iii)	210,937

			(iv)	-0-

			(v)	210,937

			(vi)	-0-

			(vii)	-0-

			(viii)	-0-

		(iii)	Sole power to dispose or to direct the disposition of

				(i)	1,714,317

				(ii)	850,302

				(iii)	-0-

				(iv)	833,334

				(v)	2,428,297

				(vi)	1,531,074

				(vii)	76,654

				(viii)	820,569

		(iv)	Shared power to dispose or to direct the disposition of

				(i)	210,937

				(ii)	-0-

				(iii)	210,937

				(iv)	-0-

				(v)	210,937

				(vi)	-0-

				(vii)	-0-

				(viii)	-0-

Item 5.	Ownership of Five Percent or Less of a Class.

	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

	Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

	See information in Item 4, above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

	Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

	See Item 3 and Item 4, above.

Item 9.	Notice of Dissolution of Group.

	Not Applicable.

Item 10.	Certifications.

	Not Applicable.

	This report shall not be construed as an admission by the persons filing the report that they are the beneficial owner of any securities covered by this report.

Page 11 of 13 pages

CUSIP No. 679580100

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

February 1, 2011

JOHN R. CONGDON REVOCABLE TRUST		EARL E. CONGDON

By:	/s/ John R. Congdon	/s/ Earl E. Congdon
	John R. Congdon, Trustee	Earl E. Congdon

1998 EARL E. CONGDON FAMILY TRUST		JOHN R. CONGDON

By:	/s/ John R. Congdon	/s/ John R. Congdon
	John R. Congdon, Trustee	John R. Congdon

EARL E. CONGDON GRANTOR RETAINED ANNUITY TRUST - 2010		EARL E. CONGDON TRUST - 1990

By:	/s/ Earl E. Congdon	By:	/s/ Earl E. Congdon
	Earl E. Congdon, Trustee		Earl E Congdon, Trustee

JOHN R. CONGDON 2009 GRAT		JOHN R. CONGDON 2010 GRAT

By:	/s/ John R. Congdon	By:	/s/ John R. Congdon
	John R. Congdon, Trustee		John R. Congdon, Trustee

Page 12 of 13 pages

CUSIP No. 679580100

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees to the joint filing with each other of the attached statement on Schedule 13G/A and to all amendments to such statement and that such statement and all amendments to such statement is made on behalf of each of them.

IN WITNESS WHEREOF, the undersigned hereby execute this agreement on February 1, 2011.

JOHN R. CONGDON REVOCABLE TRUST		EARL E. CONGDON

By:	/s/ John R. Congdon	/s/ Earl E. Congdon
	John R. Congdon, Trustee	Earl E. Congdon

1998 EARL E. CONGDON FAMILY TRUST		JOHN R. CONGDON

By:	/s/ John R. Congdon	/s/ John R. Congdon
	John R. Congdon, Trustee	John R. Congdon

EARL E. CONGDON GRANTOR RETAINED ANNUITY TRUST - 2010		EARL E. CONGDON TRUST - 1990

By:	/s/ Earl E. Congdon	By:	/s/ Earl E Congdon
	Earl E. Congdon, Trustee		Earl E Congdon, Trustee

JOHN R. CONGDON 2009 GRAT		JOHN R. CONGDON 2010 GRAT

By:	/s/ John R. Congdon	By:	/s/ John R. Congdon
	John R. Congdon, Trustee		John R. Congdon, Trustee

Page 13 of 13 pages